26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

January 12, 2017

VIA EDGAR

Mr. Jeff Kauten

Attorney Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Qunar Cayman Islands Limited
Amendment No. 1 to Schedule 13E-3
Filed December 21, 2016 by Qunar Cayman Islands Limited, Ocean Management Limited, Ocean Management Holdings Limited, Ocean Management Merger Sub Limited and Ctrip.com International, Ltd.
File No. 005-87695

Dear Mr. Kauten:

On behalf of Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 4, 2017 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-87695 (the “Amendment No. 1”), filed on December 21, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2, including the Revised Proxy Statement attached thereto indicating changes against the Amendment No. 1 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms not defined in this letter have the same meanings as in the Revised Proxy Statement.

PARTNERS:   Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek K.W. Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN:   1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

January 12, 2017

We represent the special committee of the board of directors (the “Board”) of the Company (the “Special Committee”). To the extent any response relates to information concerning Ocean Management Holdings Limited, Ocean Management Merger Sub Limited, Ocean Management Limited (“Ocean Management”) and Ctrip.com International, Ltd. (“Ctrip”), such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

Amendment No. 1

Exhibit 99.(A)(1)

Summary Term Sheet

The Parties Involved in the Merger, page 1

1.	We note your response to prior comment 1. Please provide Instruction C information with respect to (i) the directors and executive officers of Ctrip, (ii) each person controlling Ocean Management and Ctrip, whether through stock ownership, by contract or otherwise, (iii) each executive officer and director of any entity ultimately in control of Ocean Management and Ctrip and (iv) Momentum and M Strat, as well as each executive officer and director of any entity ultimately in control of Momentum and M Strat.

In response to the Staff’s comment, revised disclosure with respect to Ocean Management and Ctrip has been added on page 1 and pages D-3, D-4 and D-5 of Annex D of the Revised Proxy Statement. It is supplementally submitted to the Staff that the general partner of Momentum Strategic Holdings, L.P. (“Momentum”) is Momentum Strategic GP, Ltd. with Amber Ramsey as its director. The general partner of M Strat Holdings, L.P. (“M Strat”) is M Strat Holdings GP, Ltd. with David Bree as its director. As Momentum and M Start are not filing persons for purpose of the Schedule 13E-3, the Buyer Group believes that it is not necessary to disclose Instruction C information with respect to these two entities in the Revised Proxy Statement.

2.	Please revise to disclose any material relationships that exist between each of the filing persons. In this regard, we note that Ctrip’s Chairman, Mr. James Liang, serves on the board of Ocean Link which appears to be an affiliate of Ocean Management.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 1 and 2 of the Revised Proxy Statement.

January 12, 2017

Special Factors

Background of the Merger, page 19

3.	We note that this section begins with a discussion of Ocean Management’s internal discussions about the possibility of acquiring the Company. For context, please expand this section to include a discussion of the background of Ctrip’s involvement in the Company. In this regard, we note that Ctrip offered to acquire all of the Company’s outstanding shares in May 2015 and subsequently acquired a significant ownership position in the Company in October 2015.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 19 of the Revised Proxy Statement.

4.	We have reviewed your response to prior comment 6. Please expand the disclosure regarding the reasons why the Special Committee determined to accept the purchase price offered by Ocean Management. In this regard, we note that the factors discussed in this paragraph appear to relate only to the size of the proposed termination fee.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

5.	We note your response to prior comment 7. Please include a brief discussion of the reasons why Ctrip had no intention to engage in discussions with other parties in connection with any alternative transactions.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 21 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee …. page 26

6.	We note your response to prior comment 11. Please include a brief discussion in the filing of the consideration given to the projections prepared by management.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 36

7.

We note the response to prior comment 18. The staff views disclaimers of responsibility to security holders as inconsistent with the balance of the disclosure addressing the fairness to security holders of the proposed transaction from a financial perspective.

January 12, 2017

See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our website. Please eliminate the disclaimer regarding fiduciary duty and the statement that opinion “does not … confer any rights or remedies upon any other person” or add disclosure such as that set forth at the end of the cited excerpt.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 40 and 41 of the Revised Proxy Statement.

Annex A: Agreement and Plan of Merger

8.	Please file the amended and restated memorandum and articles of surviving company as Appendix II to Annex A to the merger agreement.

In response to the Staff’s comment, the form of the amended and restated memorandum and articles of surviving company has been filed as Appendix II to Annex A to the merger agreement. Please refer to the updated disclosure starting from page A-62 of Annex A of the Revised Proxy Statement. The final and binding amended and restated memorandum and articles of the surviving company in substantially the same form will be adopted prior to and effective upon the closing of the merger.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Xiaoxi Lin at (852) 3761-9143 or Ben James at (852) 3761-3412.

Sincerely,

/s/ David T. Zhang
David T. Zhang of Kirkland & Ellis

cc:

Jimmy Lai – Qunar Cayman Islands Limited

Z. Julie Gao, Esq. – Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq. – Skadden, Arps, Slate, Meagher & Flom LLP

Paul W. Boltz, Jr., Esq. – Ropes & Gray LLP